Cimarron Software, Inc.
15 South 1200 East
Salt Lake City, UT 84102

August 10, 2012

Securities and Exchange Commission
Attn:  Barbara C. Jacobs, Assistance Director; Ryan Houseal, Attorney-Advisor
Division of Corporation Finance
Washington, D.C. 20549

RE:	Cimarron Software, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed July 12, 2012 File No. 333-181388

Dear Ms. Jacobs and Mr. Houseal,

In response to your letter dated August 3, 2012, we respectfully submit the following response:

General

1.
We note your response to prior comment 3. Tell us whether you intend to file a Form 8-A prior to the anticipated effective date of this registration statement. To the extent you do not intend to file a Form 8-A prior to the effectiveness of this registration statement, you should include risk factor disclosure described in prior comment 3.

RESPONSE:  We will not file a Form 8-A prior to effectiveness, although we do intend to file a Form 8-A shortly thereafter.  We have therefore included a risk factor that we believe addresses your prior comment 3.

2.
Provide a risk factor responsive to prior comment 4 that addresses the possibilities that your limited number of shareholders after the offering would likely enable you to suspend reporting obligations under Section 15(d) as well as terminate any registration of a class of securities under Section 12(g) of the Exchange Act.

RESPONSE:  The risk factor we added in response to prior comment 3 and comment 1 above includes language that addresses this risk.

3.
As a related matter, given the possibility that you may decide to not file a Form 8-A upon the effectiveness of this registration statement, you should include appropriate risk factor disclosure notifying investors that should you not file a Form 8-A, your reporting obligations will be suspended under Section 15(d) if you have less than five hundred record shareholders at your next fiscal year end at the conclusion of the offering.

RESPONSE:  The risk factor we added in response to prior comment 3 and comment 1 above includes language that addresses this risk.

SEC Response Letter
Cimarron Software, Inc.
August 9, 2012

Risk Factors

4.
We refer to prior comment 12 and note that you have removed all text regarding governmental regulation of your business and the resulting risks. Consider including in your amended filing a description of any material government regulations related to your business and any related material risks.

RESPONSE:  We have added back in a risk factor addressing these risks.

“There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate...”, page 10

5.
We refer to prior comments 14 and 15. We suggest that the reference to the limited internal control assessment be eliminated from the risk factor as it mitigates and detracts from the disclosure that you should emphasize in the risk factor. Revise the text to focus on the material risks to investors that result from the fact that you have not and will not be required to conduct a full evaluation of the effectiveness of your internal controls over financial reporting until your second annual report. A significant material risk that results from those circumstances would appear to be greater likelihood of undiscovered errors in you internal records or reported financial statements, compared to issuers that have conducted such evaluations.

RESPONSE:  We have revised as instructed.

Certain Relationships and Related Transactions, page 31

6.
We note your revisions to prior comment 23. For each related party transaction described, provide the disclosure required by Item 404(a) of Regulation S-K. For example, you should disclose the name of the related person or entity and the basis on which the person or entity is related to your company.

RESPONSE:  We have revised as instructed.

7.
We note that as of March 31, 2012, you report having related party notes totaling $570,472 and $560,472, respectively, consisting of balances due to original founders David Fuhrman and Robert Sargent. Include as exhibits to your amended filing documents setting forth the terms of these notes pursuant to Items 601(b)(4) and (b)(10) of Regulation S-K. To the extent you believe that you are not required to file these documents as exhibits, provide your legal analysis in your supplemental response.

RESPONSE:  We will provide those exhibits upon subsequent amendment.

SEC Response Letter
Cimarron Software, Inc.
August 9, 2012

Description of Securities

Preferred Stock, page 33

8.
Revise to provide a materially complete description of the rights and preferences of your Series A and Series B preferred stock. We refer to Article III of your articles of restatement of the articles of incorporation.

RESPONSE:  We have revised as instructed.

Item 16. Exhibits

Exhibit 5.1

9.	We reissue prior comment 25. The filing you submitted electronically did not include a revised opinion of counsel in response to that comment, nor was the applicable consent of counsel provided.

RESPONSE:  We have revised the exhibit as instructed.

           We thank you for your patience.  If you have any questions or concerns, please feel free to contact our counsel, Vincent & Rees, via telephone at (801) 303-5730.  Thank you for your assistance and review.

Sincerely,

/s/ David Fuhrman
David Fuhrman
Chief Executive Officer